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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*


                        Global Pharmaceutical Corporation
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                    378922108
                                 (CUSIP Number)


    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP NO.    378922108                13G                 Page 2 of 5 Pages
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   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON

           Frederick R. Adler

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   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [ ]
                                                                       (b)  [ ]

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   3       SEC USE ONLY


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   4       CITIZENSHIP OR PLACE OF ORGANIZATION

           United States

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                             5      SOLE VOTING POWER

                                    482,431 shares - See Item 4(a)
       NUMBER OF
        SHARES              ----------------------------------------------------
     BENEFICIALLY            6      SHARED VOTING POWER
       OWNED BY
         EACH                       0
       REPORTING
        PERSON              ----------------------------------------------------
          WITH
                             7      SOLE DISPOSITIVE POWER

                                    482,431 shares - See Item 4(a)

                            ----------------------------------------------------

                             8      SHARED DISPOSITIVE POWER

                                    0


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   9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           482,431 shares -- See Item 4(a)
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   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES
                                                                            [ ]

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   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           14.8% - See Item 4(a)
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   12      TYPE OF REPORTING PERSON

           IN
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CUSIP NO.    378922108                13G                 Page 3 of 5 Pages
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Item 1(a)         NAME OF ISSUER:

         Global Pharmaceutical Corporation

Item 1(b)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         Castor and Kensington Avenues
         Philadelphia, Pennsylvania  19124

Item 2(a)         NAME OF PERSON FILING:

         Frederick R. Adler

Item 2(b)         Address of Principal Business Office, or if none, residence:

         c/o Venad Management, Inc.
         1520 South Ocean Boulevard
         Palm Beach, Florida 33480

Item 2(c)         CITIZENSHIP:

         Mr. Adler is a citizen of the United States.

Item 2(d)         TITLE OF CLASS OF SECURITIES:

         Common Stock, par value $.01

Item 2(e)         CUSIP NUMBER:

                  378922108

Item 3   Not Applicable

Item 4   OWNERSHIP:

         (a)      Amount beneficially owned:

                  The 664,249 shares of Common Stock beneficially owned by the Reporting Person includes 17,500 shares of Common Stock issuable upon exercise of a currently exercisable warrant, 136,495 shares held by 1520 Partners, Ltd., a limited partnership of which the Reporting Person is the general partner and 181,818 shares of Common Stock which are issuable upon the conversion of 5,000 shares of Series A Convertible Preferred Stock (the "Series A Preferred"). The Series A Preferred is convertible at any time at the election of the holder into such numbers of shares of Common Stock as is determined by dividing the liquidation preference (initially set at $100 per share of Series A Preferred) by the lower of (a) $2.75 per share (subject to adjustment pursuant to the terms of the stock purchase agreement under which the shares were purchased) or (b) the average closing price of the Common Stock for the five trading days immediately preceding the day on which the holder elects to convert the shares of Series A Preferred, subject in all cases to adjustment for stock dividends, stock splits and other similar recapitalization events; but in no event less than $2.00 per share.

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CUSIP NO.    378922108                13G                 Page 4 of 5 Pages
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         (b)      Percent of Class:
                  See Item 11 of the cover page attached hereto and Item 4(a) above.

         (c)  Number of Shares as to which such person has:

                  (i)       Sole power to vote or to direct the vote:

                            See Item 5 of the cover page attached hereto and
                            Item 4(a) above.

                  (ii)      Shared power to vote or to direct the vote:

                            See Item 6 of the cover page attached hereto.

                  (iii)     Sole power to dispose or to direct the disposition
                             of:

                            See Item 7 of the cover page attached hereto and
                            Item 4(a) above.

                  (iv)      Shared power to dispose or to direct the disposition
                             of:

                            See Item 8 of the cover page attached hereto.


Item 5   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  Not Applicable

Item 6   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

                  Not Applicable

Item 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
         COMPANY:

                  Not Applicable

Item 8   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  Not Applicable

Item 9   NOTICE OF DISSOLUTION OF GROUP:

                  Not Applicable

Item 10           CERTIFICATION:

                  Not Applicable

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CUSIP NO.    378922108                13G                 Page 5 of 5 Pages
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                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 1998


                                                       /s/ Frederick R. Adler












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